EXHIBIT 21

WEYERHAEUSER COMPANY AND SUBSIDIARIES

Name	State or Country of Incorporation
Weyerhaeuser NR Company	Washington
Weyerhaeuser International, Inc.	Washington
Weyerhaeuser Company Limited	Canada
Weyerhaeuser SC Company	Washington
Weyerhaeuser Timber Holdings, Inc.	Delaware
Weyerhaeuser Forest Holdings, Inc.	Delaware